UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 14, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

GAIN Capital Holdings, Inc.

File No. 333-161632 - CF#24415

———————————————

GAIN Capital Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 31, 2009, as amended.

Based on representations by GAIN Capital Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

> Exhibit 10.24 through November 22, 2013
> Exhibit 10.25 through November 22, 2013
> Exhibit 10.26 through November 22, 2013
> Exhibit 10.27 through November 22, 2013
> Exhibit 10.38 through November 22, 2013
> Exhibit 10.40 through November 22, 2013
> Exhibit 10.41 through November 22, 2013
> Exhibit 10.42 through November 22, 2013
> Exhibit 10.43 through November 22, 2013
> Exhibit 10.44 through November 22, 2013
> Exhibit 10.45 through November 22, 2013
> Exhibit 10.46 through November 22, 2013
> Exhibit 10.47 through November 22, 2013
> Exhibit 10.48 through November 22, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel